

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Gerry Berg
President
Friendly Auto Dealers, Inc.
4132 South Rainbow Road, Suite 514
Las Vegas, Nevada 89103

> **Re:** **Friendly Auto Dealers, Inc.**
> **Schedule 14C**
> **Filed December 22, 2010**
> **File No. 333-147560**

Dear Mr. Berg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we are currently reviewing the audited and unaudited financial statements and related information included in the Schedule 14C and many have additional comments once we have completed our review.

2. We note Section 3.1 of the Common Stock Share Exchange Agreement dated November 16, 2010. We a view toward disclosure, please tell us the exemption from registration you are relying on to issue 250,523,333 common shares to Splint Decisions, Inc. and the facts which make the exemption available.

3. We note that the amount of common shares offered to Splint Decisions, Inc. represents 85% of the total number of your issued and outstanding shares. With a view toward disclosure, and in accordance with Item 1004(a)(2) of Regulation M-A, please tell us the basis on which you decided that the issuance of this equity interest in exchange for the licenses to patents and patent applications and related intellectual property and business

of Splint Decisions, Inc., was appropriate and in the best interest of shareholders. For example, please explain the factors your Board of Directors considered in approving and recommending shareholder approval of the Common Stock Share Exchange Agreement.

4. We note Sections 3.6 and 3.7 of the Common Stock Share Exchange Agreement dated November 16, 2010. We additionally note that James P. Boyd will own 79.0% of you after closing of the Common Stock Share Exchange Agreement and that Mr. Boyd and Timothy Dixon are the current directors of Splint Decisions, Inc. With a view toward disclosure, please tell us who the current directors intend to appoint as new officers and directors of the company at or prior to closing of the Common Stock Share Exchange Agreement. Please see Note A, Item 5(a)(3) and Item 7 of Schedule 14A.

5. We note that on June 2, 2010, you filed a Schedule 14C that related to a Common Share Exchange Agreement dated May 17, 2010 with TMD Courses, Inc., a California corporation. TMD Courses, Inc. and Splint Decisions, Inc. appear to share the same address and telephone number: 4093 Oceanside Blvd, Oceanside, CA 92056, (760) 295-7208. With a view toward disclosure, please tell us the relationship between TMD Courses, Inc. and Splint Decisions, Inc., as well as the role of James P. Boyd in each. Please see Item 14(b)(7) of Schedule 14A.

Effect of the Agreement and Transaction on the Company, page 9

Reasons for the Common Stock Shares Exchange Agreement, page 10

Background of the Common Stock Share Exchange Agreement, page 12

6. Please provide additional, detailed disclosure regarding your reasons for entering into the Common Stock Share Exchange Agreement as well as information on the background and negotiations involved in entering into the Common Stock Share Exchange Agreement.

Security Ownership of Certain Beneficial Owners and Management as of November 16, 2010, page 17

7. You disclose on page 29 that James P. Boyd will own 79.0% of you after closing of the Common Stock Share Exchange Agreement. Please update the security ownership table on page 17 to show the security ownership of certain beneficial owners and management following closing of the Common Stock Share Exchange Agreement. Please see Item 403 of Regulation S-K.

Description of the Business of Splint Decisions, Inc., page 35

8. On page 36, you describe the Exclusive Licensing Agreement dated October 22, 2010 with Boyd Research, Inc. Please also disclose the relationship between James P. Boyd, Boyd Research, Inc. and you. Additionally, please disclose how Boyd Research, Inc. became the sole owner of all right, title and interest in the Total Splint System as described in the Whereas clauses of the Exclusive Licensing Agreement, Appendix D to

the Schedule 14C.

Form 10-K for the fiscal year ended December 31, 2009

9.   We note that you have checked the box on the front cover page of the Form 10-K indicating that you are not a shell company as defined in Rule 12b-2 of the Exchange Act of 1934, as amended. Considering that you seem to have nominal operations and no or nominal assets (or assets consisting solely of cash and cash equivalents), please explain how you concluded that you are not a shell company. In your explanation, please also advise us what the line item in your balance sheet entitled "prepaid expenses" consists of.

Form 10-Qs for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010

10.   Exhibits 31.1 to these three Form 10-Qs contain multiple variances from the certification language that is specified by regulation. For example, your certifications omit required introductory language in paragraph 4 and paragraph 4(b) regarding internal control over financial reporting. Please amend these three filings to file certifications that conform to the specified language. See Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief